                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           For the Month of April 2000

                           PARADIGM GEOPHYSICAL LTD.
                 (Translation of Registrant's Name into English)

   Shenkar Street 9, Gav Yam Center No.3, P.O.B. 2061 Herzlia B, Israel 46120
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X.... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes........ No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

         Attached to the Registrant's Form 6-K for the month of April 2000 and incorporated by reference herein is the Registrant's news release dated April 17, 2000.

SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PARADIGM GEOPHYSICAL LTD.
                                   (Registrant)



                                   By: /s/   Jonathan Keller
                                       Jonathan Keller
                                       Company Secretary

Dated:  18 April, 2000

PARADIGM GEOPHYSICAL ANNOUNCES FIRST QUARTER RESULTS FOR THE PERIOD ENDED MARCH 31, 2000

HERZLIA, Israel--(BUSINESS WIRE)--April 17, 2000--Paradigm Geophysical Ltd. (NASDAQ: PGEO) today announced its first quarter results for the period ended March 31, 2000.

Growth Highlights:

         - EPS is $0.02 for the first quarter of 2000, and $0.03 before goodwill amortization.

         -        CFPS is $0.18 for the first quarter of 2000.

         - Total revenues for the first quarter increased by 22 percent over the same period in 1999.

         - On a pro-forma basis, total revenues increased by 44 percent over the same period in 1999.

Summary of Key Results and Comparisons

                                    1st Quarter
                                    -----------
                                                 Q1'00                   Q1'00
                                                Increase/               Increase/
                          2000        1999     (Decrease)    Q4 '99    (Decrease)
                                               as % Q1'99              as % Q4'99
---------------------------------------------------------------------------------
EPS                      $0.02      $(0.35)                   $0.02         0%
EPS before goodwill      $0.03      $(0.35)                   $0.03         0%
CFPS                     $0.18      $(0.19)                   $0.17         6%
---------------------------------------------------------------------------------
(US$ mil.)
Revenues                 $14.1      $ 11.6         22%        $16.4       (14%)
Operating
 Income/(Loss)           $ 0.4      $ (3.5)                   $ 0.4         0%
Net Income/(Loss)        $ 0.3      $ (3.7)                   $ 0.3         0%
---------------------------------------------------------------------------------

Management Comments:

Eldad Weiss, Chairman and CEO of Paradigm Geophysical Ltd., commented: "We achieved our targets for this quarter. The Company has, for the second consecutive quarter, returned to profitability and positive cash flow, and has achieved strong growth in this quarter over the previous year's quarter. We believe that these results, together with our wide global presence and combined products and services offering, positions us to benefit from the sector turn-around, now beginning."

Detailed Results and Comparisons

                                     1st Quarter
                                     -----------
                                                   Q1'00                   Q1'00
                                                 Increase/               Increase/
                            2000        1999    (Decrease)     Q4 '99   (Decrease)
                                                as % Q1'99              as % Q4'99
----------------------------------------------------------------------------------
Product revenues          $  10.2     $   9.6        6%       $  13.5      (24%)
Services revenues         $   3.9     $   2.0       95%       $   2.9       34%
Operating expenses        $  13.7     $  15.1       (9%)      $  16.0      (14%)
EBITDA                    $   2.5     $  (2.0)                $   2.2       14%
----------------------------------------------------------------------------------

Product revenues: Product revenues this quarter increased by 6 percent over the first quarter 1999 and declined by 24 percent over the fourth quarter of 1999, reflecting the traditionally seasonally strong forth quarter. On a pro-forma basis product revenue growth is 30 percent compared with the first quarter 1999.

The pro-forma adjustment takes into account first quarter 1999 PTM revenues (the "PTM" group was acquired at the close of the first quarter 1999) and excluding hardware and the turnkey revenues.

Service revenues: During this quarter service revenues increased by 95 percent over the same period in 1999, and 34 percent increase over the fourth quarter of 1999.

Operating expenses: A decline to 86 percent over fourth quarter 1999 expense levels reflects one-time year-end charges in the forth quarter, and the Company's continuing tight control on expenses.

Recent press announcements are available on Paradigm's web site:
www.paradigmgeo.com.

About Paradigm Geophysical Ltd.

Paradigm Geophysical Ltd. provides geoscience software and service solutions to the oil and gas industry. The Company has sales, customer support and service offices in Houston, London, Aberdeen, Bahrain, Calgary, Moscow, Caracas, Buenos Aires, Rio de Janeiro, Perth, Brisbane, Beijing, Jakarta and Singapore.

"Paradigm Geophysical(R)" is the registered trademark of Paradigm Geophysical
Ltd.

Safe Harbor statement: This news release may contain certain forward-looking statements relating to the Company's expectations for its future performance. Such statements are subject to certain factors which may cause the Company's plans to differ or results to vary from those expected including the risks associated with the future capital expenditures by oil and gas companies, international oil prices, the impact of competitive products and pricing, increased investment to support product introductions, market acceptance of products, product transitions by the Company and its competitors, currency fluctuations, changes in product sales mix, and a variety of risks described in the Company's 20-F filing with the U.S. Securities and Exchange Commission on June 30, 1999. Paradigm undertakes no obligation to publicize or release results of any of these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

SEGMENT REVENUES

          (US$ mil.)                          Q1 2000       Q4 1999       Q1 1999
---------------------------------------------------------------------------------
Products
Revenues                                      $  10.2       $  13.5       $   9.6
Cost of Revenues                                  2.8           3.1           3.4
Operating expenses(a)                             2.8           3.2           2.7
                                              -----------------------------------
Contribution                                      4.7           7.2           3.5
% Contribution                                     46%           54%           37%
EBITDA(a)                                         5.6           8.1           4.3
% EBITDA                                           55%           60%           45%
Segment Net Fixed Assets                      $   2.4       $   2.3       $   1.6

Services
Revenues                                      $   3.9       $   2.9       $   2.0
Cost of Revenues                                  1.2           1.5           1.0
Operating expenses(a)                             1.2           0.9           0.7
                                              -----------------------------------
Contribution                                      1.4           0.5           0.3
% Contribution                                     37%           17%           17%
EBITDA (a)                                        1.9           0.9           0.6
% EBITDA                                           50%           30%           32%
Segment Net Fixed Assets                      $   7.2       $   6.7       $   5.3
---------------------------------------------------------------------------------

(a) R&D and some Marketing, G&A, Depreciation and Amortization expenses are not allocated to segments

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                       December 31,     March 31,
                                                           1999            2000
                                                       ------------    -----------
                                                         Audited        Unaudited
                                                       ------------    -----------
      ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                 $ 5,457        $ 5,239
Trade receivables (net of allowance
  for doubtful accounts -
    $ 1,666 in 1999 and $ 1,664 in 2000)                   21,612         15,179
Accrued income                                              9,012         12,159
Other receivables and prepaid expenses                      2,443          2,888
                                                          -------        -------
Total current assets                                       38,524         35,465
                                                          -------        -------
LONG-TERM TRADE RECEIVABLES                                    54            336
                                                          -------        -------
SEVERANCE PAY FUNDS                                           861            950
                                                          -------        -------
FIXED ASSETS                                               12,007         12,061
                                                          -------        -------
OTHER ASSETS:
Acquired developed technology                               9,805          9,462
Other assets, net                                           4,914          4,610
                                                          -------        -------
                                                           14,719         14,072
                                                          -------        -------
                                                          $66,165        $62,884
                                                          =======        =======

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                      December 31,     March 31,
                                                         1999             2000
                                                      -----------      ---------
                                                        Audited        Unaudited
                                                      -----------      ---------
 LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank debt                                    $  2,000       $  2,000
Current maturities of long-term bank
  loans                                                    2,639          3,111
Current maturities of capital lease
  obligations                                                434            434
Trade payables                                             2,774          1,247
Other payables and accrued expenses                        8,792          7,556
Deferred revenues                                          6,539          6,160
                                                        --------       --------
Total current liabilities                                 23,178         20,508
                                                        --------       --------

LONG TERM LIABILITIES:
Long-term bank loans                                       3,923          3,114
Capital lease obligations                                    742            638
Other lease obligations                                      759            670
Accrued severance pay                                      1,650          1,799
Deferred tax liability                                       445            405
                                                        --------       --------
Total long-term liabilities                                7,519          6,626
                                                        --------       --------

SHAREHOLDERS' EQUITY:
Ordinary shares:
 Authorized - 20,000,000 shares of NIS
  0.5 par value at December 31, 1999 and
  at March 31, 2000
 Issued and outstanding - 13,026,336
  shares at December 31, 1999 and
  13,052,634 shares at March 31, 2000                      2,064          2,067
Additional paid-in capital                                51,903         52,027
Accumulated other comprehensive loss                      (1,166)        (1,293)
Accumulated deficit                                      (17,333)       (17,051)
                                                        --------       --------
Total shareholders' equity                                35,468         35,750
                                                        --------       --------
                                                        $ 66,165       $ 62,884
                                                        ========       ========

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share amounts

                                       Year ended         Three months ended
                                       December 31            March 31,
                                                        -----------------------
                                          1999            1999           2000
                                       -----------      --------       --------
                                         Audited              Unaudited
                                       -----------      -----------------------
Revenues:
  Products                               $ 43,023       $  9,632       $ 10,210
  Services                                 11,483          1,979          3,875
                                         --------       --------       --------
                                           54,506         11,611         14,085
                                         --------       --------       --------

Operating expenses:
  Cost of products                         12,418          3,427          2,752
  Cost of services                          5,804            967          1,236
  Research and development                  9,306          2,009          2,552
  Selling, general and
    administrative                         20,638          4,514          5,092
  Depreciation                              3,865            782          1,124
  Amortization                              3,064            724            894
  Non recurring expenses                    2,705          2,705           --
                                         --------       --------       --------

Total operating expenses                   57,800         15,128         13,650
                                         --------       --------       --------

Operating income (loss)                    (3,294)        (3,517)           435
Financial expenses, net                      (484)          (155)          (102)
                                         --------       --------       --------

Income (loss) before income
  taxes                                    (3,778)        (3,672)           333
Income taxes                                 --             --              (51)
                                         --------       --------       --------

Net income (loss)                        $ (3,778)      $ (3,672)      $    282
                                         ========       ========       ========

Basic income (loss) per
  share                                  $  (0.31)      $  (0.35)      $   0.02
                                         ========       ========       ========

Number of shares used in
 computing basic income
 (loss) per share                          12,205         10,515         13,021
                                         ========       ========       ========

Diluted income (loss) per
  share                                  $  (0.31)      $  (0.35)      $   0.02
                                         ========       ========       ========

Number of shares used in
  computing diluted income
  (loss) per share                         12,205         10,515         13,471
                                         ========       ========       ========

Contact:
     Paradigm Geophysical Ltd.
     Arita Mattsoff, Investor Relations Officer
     Phone: +972-9-970-9634
     Fax: +972-9-970-9319
     Email: aritam@paradigmgeo.com
     or
     Ruder-Finn, Inc.
     Magda Gagliano
     Phone: +1-212-593-6319
     Fax: +1-212-715-1660
     Email: gaglianom@ruderfinn.com
     or
     Cubitt Consulting
     Noga Villalon
     Phone: +44-171-232-4591
     Fax: +44-171-232-2541
     Email: nv@cubitt-consult.co.uk
     or
     Morgen Walke Israel
     Maya Huli-Lustig
     Phone: +972-3-561-1877
     Fax: +972-3-561-1875
     Email: maya_h@koteret-pr.co.il